Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019

BofA Securities, Inc.
One Bryant Park
New York, New York 10036

January 25, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Thomas Jones

Re:	Climate Real Impact Solutions II Acquisition Corporation Registration Statement on Form S-1 Registration File No. 333-251983

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Climate Real Impact Solutions II Acquisition Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on January 26, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we intend to distribute approximately 700 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, to prospective underwriters, institutions, dealers and others on January 22, 2021.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	Barclays Capital Inc.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Authorized Signatory

By:	BofA Securities, Inc.

By:	/s/ Michael Liloia
	Name:	Michael Liloia
	Title:	Director

[Signature Page to Underwriters’ Acceleration Request]